Exhibit 99.1

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheet as of May 31, 2020 and August 31, 2020	2

Unaudited Interim Condensed Consolidated Statements of Operation and Comprehensive Income for the Three Months Ended August 31, 2019 and 2020	4

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the Three Months Ended August 31, 2019 and 2020	6

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Three Months Ended August 31, 2019 and 2020	8

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	10

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands, except share and per share data, or otherwise noted)

	As of May 31, 2020	As of August 31, 2020
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	915,057	1,047,605
Term deposits	284,793	291,762
Short-term investments	2,318,280	2,778,408
Accounts receivable	4,178	4,939
Inventory, net	31,324	31,093
Prepaid expenses and other current assets	199,404	201,298
Amounts due from related parties, current	3,384	29,320

Total current assets	3,756,420	4,384,425
Restricted cash, non-current	4,367	4,874
Property and equipment, net	672,455	743,813
Land use rights, net	6,037	6,249
Amounts due from related parties, non-current	22,709	22,995
Long-term deposits	62,116	65,122
Intangible assets, net	10,246	11,010
Goodwill, net	80,366	90,225
Long-term investments, net	431,101	434,756
Deferred tax assets, non-current, net	63,324	49,085
Right-of-use assets	1,425,466	1,487,164
Other non-current assets	22,278	29,547

Total assets	6,556,885	7,329,265

LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to the Company of US$31,658 and US$32,112 as of May 31, 2020 and August 31, 2020, respectively)	33,147	34,432
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$581,576 and US$586,817 as of May 31, 2020 and August 31, 2020, respectively)	634,619	630,622
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to the Company of US$87,331 and US$128,710 as of May 31, 2020 and August 31, 2020, respectively)	101,385	135,741
Amounts due to related parties, current (including amounts due to related parties, current of the consolidated variable interest entities without recourse to the Company of US$1,590 and US$1,817 as of May 31, 2020 and August 31, 2020, respectively)	1,590	1,817
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$1,317,645 and US$1,558,757 as of May 31, 2020 and August 31, 2020, respectively)	1,324,384	1,563,138
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated variable interest entities without recourse to the Company of US$376,177 and US$397,735 as of May 31, 2020 and August 31, 2020, respectively)	384,239	411,608

Total current liabilities	2,479,364	2,777,358

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$12,392 and US$13,236 as of May 31, 2020 and August 31, 2020, respectively)	11,906	13,348
Long-term loan (including long-term loan of the consolidated variable interest entities without recourse to the Company of nil and nil as of May 31, 2020 and August 31, 2020, respectively)	117,881	—
Unsecured senior notes (including unsecured senior notes of the consolidated variable interest entities without recourse to the Company of nil and nil as of May 31, 2020 and August 31, 2020, respectively)	—	298,226
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$1,054,149 and US$1,059,956 as of May 31, 2020 and August 31, 2020, respectively)	1,077,923	1,091,258

Total liabilities	3,687,074	4,180,190

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET - CONTINUED

(In thousands, except share and per share data, or otherwise noted)

	As of May 31, 2020	As of August 31, 2020
	US$	US$
Equity
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2020 and August 31, 2020; 158,801,714 and 159,110,715 shares issued as of May 31, 2020 and August 31, 2020; 158,540,080 and 159,110,715 shares outstanding as of May 31, 2020 and August 31, 2020, respectively)	1,588	1,591
Treasury stock	(3)	—
Additional paid-in capital	456,088	461,844
Statutory reserves	380,078	380,078
Retained earnings	1,986,411	2,161,063
Accumulated other comprehensive (loss) income	(90,867)	20,488

Total New Oriental Education & Technology Group Inc.’s shareholders’ equity	2,733,295	3,025,064
Non-controlling interests	136,516	124,011

Total equity	2,869,811	3,149,075

Total liabilities and equity	6,556,885	7,329,265

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATION

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended August 31,
	2019	2020
	US$	US$
Net revenues
Educational programs and services	996,532	935,587
Books and other services	75,245	50,779

Total net revenues	1,071,777	986,366
Operating cost and expenses
Cost of revenues	(440,229)	(464,866)
Selling and marketing	(101,193)	(116,883)
General and administrative	(284,159)	(254,312)

Total operating cost and expenses	(825,581)	(836,061)

Operating income	246,196	150,305

Other income, net	8,671	62,818
Provision for income taxes	(50,836)	(59,122)
Loss from equity method investments	(803)	(3,167)

Net income	203,228	150,834

Less: Net loss attributable to non-controlling interests	(5,762)	(23,818)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	208,990	174,652

Net income per common share (Note 10)
- Basic	1.32	1.10
- Diluted	1.31	1.09
Weighted average shares used in calculating basic and diluted net income per common share
- Basic	158,246,454	158,930,841
- Diluted	159,667,569	159,769,635

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and per share data, or otherwise noted)

	For the three months ended August 31,
	2019	2020
	US$	US$
Net income	203,228	150,834
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(75,608)	111,989
Unrealized gain on available-for-sale investments, net of tax effect of US$41 and US$11 for the three months ended August 31, 2019 and 2020, respectively	122	34

Other comprehensive (loss) income, net of tax	(75,486)	112,023

Comprehensive income	127,742	262,857
Less: Comprehensive loss attributable to non-controlling interests	(6,087)	(23,149)

Comprehensive income attributable to New Oriental Education & Technology Group Inc.’s shareholders	133,829	286,006

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive loss	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc.’s shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of June 1, 2019	157,849,714	1,588	428,959	(10)	(23,007)	305,529	1,647,627	2,360,686	164,411	2,525,097
Issuance of treasury stock and common shares for non-vested equity shares (“NES”)	579,366	—	(6)	6	—	—	—	—	—	—
Share-based compensation expenses	—	—	8,594	—	—	—	—	8,594	2,426	11,020
Net income	—	—	—	—	—	—	208,990	208,990	(5,762)	203,228
Foreign currency translation adjustment	—	—	—	—	(75,283)	—	—	(75,283)	(325)	(75,608)
Unrealized gain on available-for-sale investments, net of tax effect of US$41	—	—	—	—	122	—	—	122	—	122

Balance as of August 31, 2019	158,429,080	1,588	437,547	(4)	(98,168)	305,529	1,856,617	2,503,109	160,750	2,663,859

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - CONTINUED

(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive (loss) income	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc.’s shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of June 1, 2020	158,540,080	1,588	456,088	(3)	(90,867)	380,078	1,986,411	2,733,295	136,516	2,869,811
Issuance of treasury stock and common shares for NES	570,635	3	(6)	3	—	—	—	—	—	—
Share-based compensation expenses	—	—	5,762	—	—	—	—	5,762	10,071	15,833
Exercise of share options Koolearn Technology Holding Limited (“Koolearn Holding”)	—	—	—	—	—	—	—	—	574	574
Net income	—	—	—	—	—	—	174,652	174,652	(23,818)	150,834
Foreign currency translation adjustment	—	—	—	—	111,321	—	—	111,321	668	111,989
Unrealized gain on available-for-sale investments, net of tax effect of US$11	—	—	—	—	34	—	—	34	—	34

Balance as of August 31, 2020	159,110,715	1,591	461,844	—	20,488	380,078	2,161,063	3,025,064	124,011	3,149,075

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended August 31,
	2019	2020
	US$	US$
Cash flows from operating activities
Net income	203,228	150,834
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	33,288	44,915
Amortization of intangible assets	877	1,212
Amortization of land use rights	41	41
Loss on disposal of property and equipment	484	1,248
Impairment loss from long-term investments	4,211	—
Loss (gain) from fair value change of long-term investments	11,282	(1,246)
Share-based compensation expenses	11,020	15,833
Allowance for doubtful accounts/credit losses	8	63
Loss from equity method investments	803	3,167
Deferred income taxes	(1,828)	15,993
Changes in operating assets and liabilities
Accounts receivable	(807)	(476)
Inventory	(1,653)	1,519
Prepaid expenses and other current assets	(28,630)	16,014
Amounts due from related parties	1,150	2,079
Long-term deposits	(612)	(392)
Right-of-use assets	(11,712)	(1,825)
Accounts payable	3,140	(109)
Accrued expenses and other current liabilities	6,681	(48,464)
Income taxes payable	40,340	33,426
Amounts due to related parties	521	157
Deferred revenue	77,719	177,806
Operating lease liabilities	15,018	(20,197)

Net cash provided by operating activities	364,569	391,598

Cash flows from investing activities
Purchase of term deposits	(203,225)	(220,198)
Proceeds from maturity of term deposits	11,770	216,410
Payments for short-term investments	(726,897)	(914,183)
Proceeds from maturity of short-term investments	259,166	559,607
Purchase of property and equipment	(64,299)	(95,232)
Payments for long-term investments	(55,991)	(17,479)
Other investing activities	4,247	2,171

Net cash used in investing activities	(775,229)	(468,904)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(All amounts in thousands)

	For the three months ended August 31,
	2019	2020
	US$	US$
Cash flows from financing activities
Net proceeds from unsecured senior notes	—	297,083
Repayment of long-term loan	—	(120,000)
Other financing activities	1,569	(1,230)

Net cash provided by financing activities	1,569	175,853

Effects of exchange rate changes	(32,253)	34,508

Net change in cash, cash equivalents and restricted cash	(441,344)	133,055
Cash, cash equivalents and restricted cash at beginning of period	1,418,227	919,424

Cash, cash equivalents and restricted cash at end of period	976,883	1,052,479

Supplement disclosure of cash flow information:
Income taxes paid	11,254	9,228
Interests paid	771	1,031
Non-cash investing and financing activities:
Payable for investments and acquisitions	20,233	3,096
Payable for purchase of property and equipment	48,432	71,741

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

New Oriental Education & Technology Group Inc. (the “Company”) was continued and registered in the Cayman Islands. The Company, its consolidated subsidiaries and its variable interest entities (the “VIEs”) and the VIEs’ subsidiaries and schools are collectively referred to as the “Group”.

The Group provides educational services in the People’s Republic of China (the “PRC”) primarily under the “New Oriental” brand. The Group offers a wide range of educational programs, services and products, consisting primarily of K-12 after-school tutoring (“K-12 AST”), test preparation and other courses, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour.

The Group’s business has been directly operated by the VIEs and its subsidiaries. The VIEs contributed an aggregate of 98.0% and 99.9% of the consolidated net revenues for the three months ended August 31, 2019 and 2020, respectively. The Company’s operations not conducted through contractual arrangements with the VIEs primarily consist of the lease of its commercial property. As of May 31, 2020 and August 31, 2020, the VIEs accounted for an aggregate of 74.0% and 73.3%, respectively, of the consolidated total assets, and 94.0% and 90. 4%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, prepaid expenses, short-term investments and long-term investments.

The following balances and amounts of the VIEs were included in the accompanying unaudited interim condensed consolidated financial statements after the elimination of intercompany balances and transactions among the offshore companies, its wholly foreign owned subsidiaries in China (the “WFOEs”) and the VIEs in the Group:

	As of May 31, 2020	As of August 31, 2020
	US$	US$
Total current assets	2,385,315	2,769,463
Total non-current assets	2,463,751	2,599,881

Total assets	4,849,066	5,369,344

Total current liabilities	2,395,977	2,705,948
Total non-current liabilities	1,066,541	1,073,192

Total liabilities	3,462,518	3,779,140

	For the three months ended August 31,
	2019	2020
	US$	US$
Net revenues	1,050,685	985,793
Net income	244,240	227,788
Net cash provided by operating activities	505,198	470,022
Net cash used in investing activities	(565,152)	(412,995)
Net cash used in financing activities	—	(458)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying unaudited interim condensed consolidated financial statements are summarized below.

The accompanying unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for the consolidated financial statements. Certain information and note disclosures normally included in the Group’s annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with such rules and regulations. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair statement of the Group’s financial position as of August 31, 2020 and results of operation and cash flows for the three months ended August 31, 2019 and 2020. The consolidated balance sheet as of May 31, 2020 has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the years ended May 31, 2018, 2019 and 2020. Results for the three months ended August 31, 2020 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and the VIEs’ subsidiaries and schools. The Company and its WFOEs have entered into contractual arrangements with the VIEs and VIEs’ shareholders, which enable the Company to (1) have power to direct activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operation, assets and liabilities in the Company’s unaudited interim condensed consolidated financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and revenues and expenses in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements include, but not limited to, the purchase price allocation relating to business acquisitions, the valuation allowance for deferred tax assets, economic lives and impairment of property and equipment and intangible assets, impairment of goodwill, long-lived assets and long-term investments, fair value assessment of long-term investments, refund liability, allowance for credit losses and discount rate for leases. Actual results could differ from those estimates.

Short-term investments

The Group’s short-term held-to-maturity investments are classified as short-term investments on the unaudited interim condensed consolidated balance sheet based on their contractual maturity dates which are less than one year and are stated at their amortized costs.

The short-term investments are recorded at fair market value with fair value change gains or losses recorded in other income, net in the unaudited interim condensed consolidated statements of operation. As of May 31, 2020 and August 31, 2020, US$24,995 and US$38,714 of accrued interest receivable balances were recorded in prepaid expenses and other current assets.

Credit Losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Company adopted the new standard effective June 1, 2020 on a modified retrospective basis. The cumulative impact of adopting Topic 326 on the beginning retained earnings as of June 1, 2020 and on the Company’s operating results for the three months ended August 31, 2020 is immaterial.

Long-term investments, net

The Group’s long-term investments include equity securities without readily determinable fair values, equity securities with readily determinable fair values, equity method investments and available-for-sale investments.

•	Equity securities with readily determinable fair values

Equity securities with readily determinable fair values are measured at fair value and any changes in fair value are recognized in the unaudited interim condensed consolidated statements of operation.

•	Equity securities without readily determinable fair values

In accordance with ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, equity securities without readily determinable fair values investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with the fair value change recorded in the unaudited interim condensed consolidated statements of operation.

The Group reviews its equity securities without readily determinable fair values for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC Topic 820, Fair Value Measurements and Disclosures. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and the fair value in the unaudited interim condensed consolidated statements of operation.

•	Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For certain investments in limited partnerships, where the Group holds less than a 20% equity or voting interest, the Group may also have significant influence.

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into the unaudited interim condensed consolidated statements of operation and accordingly adjusts the carrying amount of the investment.

The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. For the three months ended August 31, 2019 and 2020, the Group did not record any impairment related to its equity method investments.

•	Available-for-sale investments

For investments in investees’ shares which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized losses, net of tax, attributable to credit losses recorded in the unaudited interim condensed consolidated statements of operation and unrealized gains and losses, net of tax, attributable to other non-credit factors recorded through the unaudited interim condensed consolidated statements of comprehensive income.

Unsecured senior notes

Unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums and debt issuance costs. Debt discounts or premium and debt issuance costs are recorded as a reduction of the principal amount and the related accretion is recorded as interest expense in the unaudited interim condensed consolidated statements of operation over the maturities of the notes using the effective interest method.

Value added tax (“VAT”)

Pursuant to the PRC tax laws, in case of any product sales, generally the VAT rate is 3% of the gross sales for small scale VAT payer and 16% (or 13% starting April 1, 2019) of the gross sales for general VAT payer. Most of the Company’s PRC subsidiaries, the VIEs, the VIEs’ subsidiaries and schools are considered as general VAT payers for the sales of guidance materials and the intercompany sales of self-developed software. For general VAT payers, VAT on gross sales is calculated at 16% (or 13% starting April 1, 2019) and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in the unaudited interim condensed consolidated balance sheet.

The new enrollment system development services and other operating services are subject to VAT at the rate of 6% of the gross sales. The non-academic educational programs and services in short-term training schools may choose the applicable simple VAT collection method and apply for a 3% VAT rate. The intercompany sales of self-developed software are subject to VAT at the rate of 13% and the part in excess of the rate of 3% the Group can apply for refund upon collection by relevant tax authorities. The intercompany services related to self-developed software are subject to VAT at the rate of 6%. The sales of books are subject to VAT at the rate of 9% since April 1, 2019.

Since January 2020, in accordance with Cai Shui [2020] No.8, due to the Novel coronavirus (“COVID-19”) pandemic, the VAT on certain services was temporarily exempted for the calendar year 2020.

Revenue recognition

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under ASC Topic 606 Revenue from contracts with Customers: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

The Group generates substantially all of its revenues through educational programs and services with individual students in the PRC. In addition, the Group generates revenues from other services and the sales of books, which were insignificant for the three months ended August 31, 2019 and 2020. The Group’s revenues are reported net of VAT and surcharges.

The primary sources of the Group’s revenues are as follows:

(a)	Educational programs and services

The educational programs and services consist of K-12 AST, test preparation and other courses, pre-school education, primary and secondary school education and online education. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition fee is generally collected in advance and is initially recorded as deferred revenue. Refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, usually only those unearned portion of the fee is available to be returned.

The Group recognizes revenues from the educational programs and services proportionately when the services are delivered. In the three months ended August 31, 2019 and 2020, US$949,730 and US$875,395 of revenues related to educational programs and services was derived from K-12 AST, test preparation and other courses, and the remaining amount was derived from other segments.

(b)	Books and other services

Other service revenues are primarily derived from consulting services to students regarding overseas studies and study tours. Revenues are recognized when promised services are delivered to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those services. Each contract includes certain milestones and each of the milestones is considered a single performance obligation which is satisfied at the point of time when each of the milestone is reached. The Group estimates the variable consideration to be earned and recognizes revenues related to each milestone when the related milestone is achieved. The Group sells books or other educational materials developed or licensed by the Group either through its own distribution channels or through third party distributors. Revenues are recognized when control of the promised goods is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods. All revenues of books and other services were derived from other segments.

The Group’s contract liabilities consist of prepayments from customers (deferred revenue), with a balance of US$1,324,384 and US$1,563,138 as of May 31, 2020 and August 31, 2020, respectively. Substantially all of the deferred revenue was recognized as over revenues the next 12 months, and the remainder thereafter. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customer’s payment.

Refund liability mainly related to the estimated refunds that are expected to be provided to students if they decide that they no longer want to take the courses. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of May 31, 2020 and August 31, 2020, refund liability amounting to US$94,006 and US$110,663, respectively, are included in accrued expenses and other current liabilities.

Operating leases

On June 1, 2019, the Group adopted the new leasing standard, ASC842, Leases, using the modified retrospective transition approach. The Group determines if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to be recorded in the balance sheet as right-of-use (“ROU”) assets and operating lease liabilities, initially measured at the present value of the lease payments. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Group accounts for the lease and non-lease components separately. Lastly, the Company also has elected to utilize the short-term lease recognition exemption and, for those leases that qualified, the Group did not recognize ROU assets or operating lease liabilities.

As the rate implicit in the lease is not readily determinable, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated in a portfolio approach to approximate the interest rate on a collateralized basis with similar terms and payments in a similar economic environment. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expenses are recorded on a straight-line basis over the lease terms.

Foreign currency risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to US$855,654 and US$903,190 as of May 31, 2020 and August 31, 2020, respectively.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when valuing the asset or liability. Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposits, short-term investments, accounts receivable, amounts due from/to related parties, available-for-sale investments, equity security with/without readily determinable fair values, accounts payable, long-term loan and unsecured senior notes. The Group carries its available-for-sale investments and equity securities with readily determinable fair values at fair value and carries equity securities without readily determinable fair values at cost, less impairment, plus or minus observable price changes in a similar transaction. The carrying amounts of the long-term loan and unsecured senior notes approximate fair value as its interest rates are at the same level of current market yield for comparable debts. The carrying amounts of other financial instruments approximate their fair values due to the short-term maturities of these instruments.

Net income per share

Basic net income per share is computed by dividing net income attributable to the holders of common shares by the weighted average number of common shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. Common share equivalents are excluded from the computation of the diluted net income per share in periods when their effect would be anti-dilutive. The Group has share options and NES which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net income per share, the effect of the share options and NES is computed using the treasury stock method.

Income taxes

The Group accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities, net of operating loss carry forward and credits, by applying enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the unaudited interim condensed consolidated statements of operation in the period of change. Deferred tax assets are reduced by a valuation allowance when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

The Group accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Group believes that it is more likely than not that the tax position will be sustained on examination by the tax authorities based on the technical merits of the position. The Group recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses.

Comprehensive income

Comprehensive income includes net income, unrealized gain or loss on available-for-sale investments, net of tax, and foreign currency translation adjustment. Comprehensive income is reported in the unaudited interim condensed consolidated statements of comprehensive income.

Share-based compensation

Share-based payments to employees and directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expenses net of forfeitures on a straight-line basis over the requisite service period, with a corresponding addition to the additional paid-in capital. The Group uses the binomial option pricing model to measure the fair value of options granted, and the quoted market price of the common shares or the fair value of underlying ordinary shares of Koolearn Holding before its initial public offering (“IPO”) by using the discounted cash flow method, to measure the fair value of options and NES granted to employees at each measurement date. The binomial option pricing model is adopted because the Group believes that considering the possibility of exercise an option over the life of the option, as affected by the reality of changing stock prices and non-constant risk free rates, would better reflect the measurement objective of relevant accounting literature.

The amount of compensation expenses recognized at any date is at least equal to the portion of the fair value of the awards that are vested as of that date. Forfeitures are recognized as they occur.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, short-term investments and accounts receivable. As of August 31, 2020, substantially all of the Group’s cash and cash equivalents, term deposits, restricted cash and short-term investments were deposited with financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The Group performs periodic credit evaluations and provides an allowance for doubtful accounts/credit losses to reduce the accounts receivable balance to its net realizable value. The Group has developed a current expected credit loss model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers upon adoption of Topic 326. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable during the three months ended August 31, 2019 and 2020, respectively.

Recent accounting pronouncements adopted

In June 2016, FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. This ASU affects loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt this ASU through a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). On April 25, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-04 related to ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU 2019-04 in any interim period after its issuance if the entity has adopted ASU 2016-13. The Group adopted the new standard beginning June 1, 2020 using the modified retrospective transition approach. The impact of adopting the new standard was not material to the unaudited interim condensed consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value”. ASU 2018-13 removes and modifies existing disclosure requirements on fair value measurement, namely regarding transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, ASU 2018-13 adds further disclosure requirements for Level 3 fair value measurements, specifically changes in unrealized gains and losses and other quantitative information. ASU 2018-13 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Group adopted the new standard beginning June 1, 2020 and the impact of adopting the new standard was not material to its unaudited interim condensed consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. The amendments in this ASU are effective with fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Group adopted the new standard beginning June 1, 2020 and the impact of adopting the new standard was not material to its unaudited interim condensed consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Group is currently evaluating the impact of this update on its consolidated financial statements.

3.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of May 31, 2020	As of August 31, 2020
	US$	US$
Held-to-maturity investments	2,318,280	2,778,408

Short-term investments mainly consist of various financial products purchased from Chinese banks and trusts and are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. They are classified as short-term investments on the unaudited interim condensed consolidated balance sheet as their contractual maturity dates are equal to or less than one year.

4.	LONG-TERM INVESTMENTS, NET

Long-term investments, net, consisted of the following:

	As of May 31, 2020	As of August 31, 2020
	US$	US$
Equity securities with readily determinable fair values (a)	27,696	29,131
Equity securities without readily determinable fair values (b)	50,083	52,056
Equity method investments (c)	151,507	146,084
Available-for-sale investments (d)	201,815	207,485

	431,101	434,756

(a)

As of August 31, 2020, equity securities with readily determinable fair values included US$22,427 invested in shares of Sunlands Online Education Group, US$5,044 invested in shares of Beijing Shengtong Printing Co., Ltd. and US$1,660 invested in shares of Tarena International, Inc. The Group recorded the fair value loss of US$11,282 and the fair value gain of US$1,246 related to the equity investments with readily determinable fair values for the three months ended August 31, 2019 and 2020, respectively.

(b)

The Group holds 19 investments in third-party private companies and has no ability to exercise significant influence over the investees, which were accounted for using the measurement alternative when there is no readily determinable fair value for the investments. The Group recorded US$1,460 and nil impairment loss on equity securities without readily determinable fair values investment for the three months ended August 31, 2019 and 2020, respectively.

(c)

The Group holds equity interests in 17 third-party companies through investments in their common shares or in-substance common shares. The majority of the long-term investments are engaged in the business of providing educational services. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees, even though the Group holds less than 20% equity interests in some of the investees. The Group recorded equity share of losses of US$803 and US$3,167 for equity method investments for the three months ended August 31, 2019, and 2020, respectively, which was included in “Loss from equity method investments” in the unaudited interim condensed consolidated statements of operation.

(d)

The Group holds preferred shares in several third-party companies that by their terms either must be redeemed by the investee or are redeemable at the option of the investor. Those investments are considered debt securities and are therefore classified as available-for-sale investments according to ASC 320.10.25.1(b). The Group recorded unrealized gain of US$163 and US$45 from available-for-sale investments for the three months ended August 31, 2019 and 2020, respectively.

5.	FAIR VALUE MEASUREMENT

Assets and liabilities measured at fair value on a recurring basis

The Group measures available-for-sale investments and equity securities with readily determinable fair values at fair value on a recurring basis. The available-for-sale investments recorded in long-term investments include redeemable preferred shares, convertible note and special assets management plan-Guotai Yuanxin & New Oriental (“Assets Management Plan”). The equity securities with readily determinable fair values were common shares of three listed companies.

As of May 31, 2020 and August 31, 2020, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of May 31, 2020
	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Description
	US$	US$	US$	US$
Long-term investments:
Equity securities with readily determinable fair values	27,696	—	—	27,696
Available-for-sale investments	—	41,889	159,926	201,815

	As of August 31, 2020
	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Description
	US$	US$	US$	US$
Long-term investments:
Equity securities with readily determinable fair values	29,131	—	—	29,131
Available-for-sale investments	—	43,332	164,153	207,485

The Company measured the fair value of its investments in common shares using the market approach based on the quoted stock price of its investees in the active market and has classified it as level 1 measurement.

The Company measured the fair value of its investment in convertible note and Assets Management Plan based on the respective principal and expected returns and has classified those as level 2 measurement.

For redeemable preferred shares that do not have a quoted market rate, the Company measured their fair value based on recent transactions or based on the market approach or income approach when no recent transactions are available. Recent transactions include the purchase price agreed by an independent third party for a similar investment and have been classified as level 2 measurement. When no recent transactions are available, a market approach or income approach will be used by the Company to measure fair value. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the investee’s historical earning, discount of lack of marketability, investee’s time to initial public offering as well as related volatility. The income approach takes into consideration a number of factors including management projection of discounted future cash flow of the investee as well as an appropriate discount rate. The Company has classified those as level 3 measurement. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values. As of August 31, 2020, the fair values of available-for-sale investments classified as level 3 were measured using the market and income approaches with significant unobservable inputs were based on the following assumptions: (1) expected volatility ranging from 49.1% to 60.8%, (2) discount rates ranging from 16.71% to 20.79%, and (3) expected life ranging from 2.3 to 4.3 years. The Group did not have any transfers of level 3 assets and nil of unrealized gain or loss recorded for the three months ended August 31, 2020.

Assets and liabilities measured at fair value on a nonrecurring basis

Goodwill and acquired intangible assets are measured at fair value on a non-recurring basis when an impairment is recognized.

The Group measures goodwill at fair value annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value. The fair value of goodwill is determined using discounted cash flows, and an impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group measures acquired intangible assets using the income approach—discounted cash flow method, when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to goodwill and acquired intangible assets for the three months ended August 31, 2019 and 2020.

The Group measures long-term investments (excluding the equity securities with readily determinable fair values and available-for-sale investments) at fair value on a nonrecurring basis only if an impairment or observable price adjustment is recognized in the current period.

For equity securities without readily determinable fair values, the fair value was determined using directly or indirectly observable inputs in the market place (Level 2 inputs). Whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable, the fair value of aforementioned long-term investments was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

6.	Lease

The Group has operating leases for learning centers, service centers and office spaces. Certain leases include renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.

	As of May 31, 2020	As of August 31, 2020
	US$	US$
ROU assets	1,425,466	1,487,164

Operating lease liabilities-current	384,239	411,608
Operating lease liabilities-non-current	1,077,923	1,091,258

Total operating lease liabilities	1,462,162	1,502,866

Weighted average remaining lease term	4.7	4.7
Weighted average discount rate	4.2%	4.2%

Supplemental cash flow information related to the operating leases is as follows:

	For the three month ended August 31, 2019	For the three month ended August 31, 2020
	US$	US$
Operating lease cost	89,341	106,875
Short-term lease cost	3,485	2,110
Total	92,826	108,985
Cash paid for operating leases	96,860	101,859
ROU assets obtained in exchange for the new operating lease liabilities	47,493	154,317

A summary of maturity analysis of the annual undiscounted cash flows for the operating lease liabilities as of August 31, 2020 is as follows:

As of August 31, 2020
US$
Fiscal year ending
Remainder of 2021	335,961
2022	396,057
2023	328,276
2024	250,914
2025	153,887
Thereafter	186,321

Total future lease payments	1,651,416
Imputed interest	(148,550)

Present value of operating lease liabilities	1,502,866

As of August 31, 2020, the Group has lease contracts that have been entered into but not yet commenced amounting to $17,668, and substantial of these contracts will commence during next 12 months.

7.	UNSECURED SENIOR NOTES

In July 2020, the Company issued unsecured senior notes for a principal amount of US$300,000 which are listed in The Stock Exchange of Hong Kong Limited. The notes bear fixed interest rate at 2.125% with interest payable semiannually in arrears on January 2 and July 2 of each calendar year, commencing on January 2, 2021.

A summary of the unsecured senior notes as of August 31, 2020 is as follows:

	As of August 31, 2020	Effective interest rate
	US$
Carrying amount of US$300,000, 2.125% notes due 2025	298,226	2.35%

Unamortized debt discounts, accrued interest expenses and debt issuance costs	1,774

Total principal amount of the unsecured senior notes	300,000

The unsecured senior notes were issued at a discount amount at US$299,181. The debt issuance costs of US$2,098 were presented as a direct deduction from the principal amount of the unsecured senior notes in the unaudited interim condensed consolidated balance sheet. The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

The unsecured senior notes contain covenants including, among others, negative pledge, consolidation, merger and sale all or substantially all of the Company’s assets. The notes will rank senior in rights of payment to all of the Company’s existing and future obligations expressly subordinated in rights of payment to the notes and rank at least equal in rights of payment with all of the Company’s existing and future unsecured and unsubordinated obligations (subject to any priority rights pursuant to applicable law).

As of August 31, 2020, the principal of the unsecured senior notes of US$300,000 will be due and repayable between four to five years in 2025.

8.	SHARE-BASED COMPENSATION

NES

The Company adopted 2016 Share Incentive Plan in January 2016 to provide incentives to employees and directors (“2016 Share Incentive Plan”). During the three months ended August 31, 2020, 261,634 treasury stock has been issued to employees and directors upon the vesting of their NES. As of August 31, 2020, 5,445,818 common shares out of 17,000,000 common shares held by the depositary bank had been issued to employees and directors upon the vesting of their NES, and 3,941,257 shares out of 6,198,349 treasury stock had been reissued to employees and directors upon the vesting of their NES.

The NES activities under the 2016 Share Incentive Plan for the three months ended August 31, 2019 and 2020 are summarized as follows:

	Number of NES	Weighted- average grant date fair value and intrinsic value
		US$
NES outstanding as of June 1, 2019	1,908,900	66.89
Vested	(579,366)	69.83
Forfeited	(87,956)	63.27

NES outstanding as of August 31, 2019	1,241,578	65.77

NES expected to vest as of August 31, 2019	1,241,578

	Number of NES	Weighted- average grant date fair value and intrinsic value
		US$
NES outstanding as of June 1, 2020	1,256,505	70.73
Vested	(570,635)	77.37
Forfeited	(20,392)	69.84

NES outstanding as of August 31, 2020	665,478	65.04

NES expected to vest as of August 31, 2020	665,478

The total fair value of NES vested during the three months ended August 31, 2019 and 2020 were US$40,459 and US$44,150, respectively. As of August 31, 2020, the total unrecognized compensation expenses for NES of US$13,218 are expected to be recognized over a weighted average period of 0.79 year.

The total compensation expenses are recognized on a straight-line basis over the respective vesting periods. The Group recorded the related compensation expenses of US$8,594 and US$5,762 for the three months ended August 31, 2019 and 2020, respectively.

Koolearn Pre-IPO Share Option Scheme

On July 13, 2018, the board of directors of Koolearn Holding approved an employee’s share option plan (the “Pre-IPO Share Option Scheme”). The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Pre-IPO Share Option Scheme at any time must not exceed 47,836,985 (representing approximately 5.23% of the total number of shares in issue immediately before the date of the commencement of dealings in the shares on the Stock Exchange without taking into account any shares that may be issued upon the Listing and any over-allotment option).

On March 7, 2019, pursuant to the list of grantees and respective numbers of options approved by the board of directors of Koolearn Holding, Koolearn Holding granted a total of 47,836,985 options to 144 grantees, including the directors, senior management of Koolearn Holding and other employees of the Group. The exercise period is 6 years from the listing date of Koolearn Holding and the exercise price is US$1.13.

The movements of share options under the Pre-IPO Share Option Scheme for the three months ended August 31, 2019 and 2020 are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Outstanding as of June 1, 2019	44,740,485	1.13

Exercised	(270,000)	1.13
Forfeited	—	1.13

Outstanding as of August 31, 2019	44,470,485	1.13

	Number of share options	Weighted average exercise price per option (US$)
Outstanding as of June 1, 2020	39,251,485	1.13

Exercised	(501,000)	1.13
Forfeited	(365,000)	1.13

Outstanding as of August 31, 2020	38,385,485	1.13

The grant date fair value of the option is US$0.52 and the estimated fair value of the share options granted was US$21,613 on March 7, 2019.

The Group used the discounted cash flow method to determine the fair value of underlying ordinary shares of Koolearn Holding with the assistance of an independent valuation specialist. Based on the fair value of the underlying ordinary shares of Koolearn Holding, the Group used the binomial option-pricing model to determine the fair value of the share option as of the grant date. Option valuation model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying shares, and changes in the subjective input assumptions can materially affect the fair value estimate of share options.

	March 7, 2019 Pre-IPO Share Option Scheme
Weighted average share price	US$	1.19
Exercise price	US$	1.13
Expected volatility		46.8%
Expected life		6 years
Risk-free rate		2.49%
Expected dividend yield		0.00%

Koolearn Holding recorded the related compensation expenses of US$2,426 and US$1,026 for the three months ended August 31, 2019 and 2020, respectively, in relation to the share options issued under the Pre-IPO Share Option Scheme.

Koolearn Post-IPO Share Option Scheme

On January 30, 2019, the board of directors of Koolearn Holding approved an employee’s share option plan (the “Post-IPO Share Option Scheme”). On January 29, 2020, pursuant to the list of grantees and respective numbers of options approved by the board of directors of Koolearn Holding, Koolearn Holding granted a total of 40,000,000 options to 552 grantees. On August 25, 2020, Koolearn Holding further granted 25,000,000 options to 162 employees with exercise price of US$4.39, and the related compensation expenses was immaterial for the three months ended August 31, 2020.

Koolearn Holding recognized the total expenses of US$9,045 for the three months ended August 31, 2020 in relation to the Post-IPO Share Option Scheme.

9.	INCOME TAXES

Significant components of provision for income taxes for the three months ended August 31, 2019 and 2020 were as follows:

	For the three months ended August 31,
	2019	2020
	US$	US$
Current:
PRC	52,670	43,584

Deferred:
PRC	(1,834)	15,538

Total provision for income taxes	50,836	59,122

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of May 31, 2020	As of August 31, 2020
	US$	US$
Deferred tax assets
Allowance for doubtful accounts/credit losses	4,677	3,001
Accrued expenses	55,172	42,113
Net operating loss carried-forward	43,049	57,884
Tax impact from the long term investments disposed to a related party	1,521	1,521

Total deferred tax assets	104,419	104,519

valuation allowance	(41,095)	(55,434)

Total deferred tax assets, net	63,324	49,085

Deferred tax liabilities
Acquired assets	3,598	3,619
Tax impact from the unrealized gain on available-for-sale investments	8,308	9,729

Total deferred tax liabilities	11,906	13,348

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ earnings within the Group.

The Group determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carried-forward for which the Company does not believe it will ultimately be realized, was US$41,095 and US$55,434 as of May 31, 2020 and August 31, 2020, respectively.

As of August 31, 2020, the Group had net operating loss carried-forward of US$387,186 from the Company’s PRC subsidiaries, the VIEs, the VIEs’ subsidiaries and schools which will expire on various dates from May 31, 2021 to May 31, 2025.

If the WFOE and certain subsidiaries and schools of the VIEs did not enjoy income tax exemptions and preferential tax rates for the three months ended August 31, 2019 and 2020, the increase in income tax expenses and the decrease in net income per share amounts would be as follows:

	For the three months ended August 31,
	2019	2020
	US$	US$
Increase in income tax expenses	17,895	17,131
Decrease in net income per share - basic	0.11	0.11
Decrease in net income per share - diluted	0.11	0.11

Aggregate undistributed earnings of the Company’s PRC subsidiaries and the VIEs that are available for distribution were US$2,279,550 and US$2,490,995 as of May 31, 2020 and August 31, 2020, respectively. Upon distribution of such earnings, the Company will be subject to the PRC EIT, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and the VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liabilities were recorded for taxable temporary differences attributable to the undistributed earnings of VIEs because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the three months ended August 31, 2019 and 2020. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next nine months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding US$16 (RMB0.1 million) is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion. In accordance with the above PRC tax administration laws, tax (calendar) years from 2016 to 2020 of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, remain subject to tax audits as of August 31, 2020, at the tax authority’s discretion.

10.	NET INCOME PER SHARE

The computation of basic and diluted net income per common share for the three months ended August 31, 2019 and 2020 was as follows:

	For the three months ended August 31,
	2019	2020
	US$	US$
Numerator:
Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	208,990	174,652

Net income available for future distribution	208,990	174,652

Denominator
Weighted average common shares outstanding-basic	158,246,454	158,930,841

Plus: incremental weighted average common shares from assumed vesting of NES using the treasury stock method	1,421,115	838,794

Weighted average common shares outstanding-diluted	159,667,569	159,769,635

Net income per common share
- Basic	1.32	1.10
- Diluted	1.31	1.09

There was no employee share options included from the dilutive share calculation for the three months ended August 31, 2019 and 2020 due to anti-dilutive effects.

11.	RELATED-PARTIES TRANSACTIONS

The Group had the following balances and transactions with related parties:

(a)	Balances:

			Amounts due from related parties, current		Amounts due to related parties, current
			As of May 31,	As of August 31,	As of May 31,	As of August 31,
	Notes	Relationship	2020	2020	2020	2020
			US$	US$	US$	US$
VM EDU Fund I, LP (“EDU Fund”)	(1)	Equity method investee	—	24,318	—	—
Metropolis Holding China Limited (“Metropolis”)	(2)	Company controlled by Mr. Michael Minhong Yu (“Mr. Yu”)	1,951	2,012	159	173
EEO Education Technology Co., Ltd. (“EEO”)		Equity securities without readily determinable fair values investee	—	—	1,257	1,606
Beijing MaxEn International Education Consulting Company Limited (“MaxEn”)	(3)	Equity method investee	—	2,921	—	—
Others	(5)	Long-term investees	1,433	69	174	38

Total			3,384	29,320	1,590	1,817

			Amounts due from related parties, non-current
			As of May 31,	As of August 31,
	Notes	Relationship	2020	2020
			US$	US$
Metropolis	(2)	Company controlled by Mr. Yu	1,550	1,564
Beijing Dianshi Jingwei Technology Co., Ltd (“Dianshi Jingwei”)	(4)	Equity method investee	21,024	20,443
Others	(5)	Long-term investees	135	988

Total			22,709	22,995

(b)	Transactions:

			Rental expenses For the three months ended August 31,
			2019	2020
			US$	US$
Metropolis	(2)	Company controlled by Mr. Yu	1,853	2,813

			Loans provided to related parties For the three months ended August 31,
			2019	2020
			US$	US$
Dianshi Jingwei	(4)	Equity method investee	7,199	—
MaxEn	(3)	Equity method investee	—	2,854

Total			7,199	2,854

			Revenues For the three months ended August 31,
			2019	2020
			US$	US$
Beijing Fishpond Software Technology Co., Ltd.		Equity method investee	154	48
Others	(6)	Long-term investees	14	46

Total			168	94

			Cost For the three months ended August 31,
			2019	2020
			US$	US$
EEO		Equity securities without readily determinable fair values investee	1,184	1,241
Beijing Dongfang Heli Investment and Development Ltd		Equity method investee	—	455
Others	(6)	Long-term investees	100	10

Total			1,284	1,706

(1)

In June 2019, EDU Fund, a market-driven investment entity, was established with total committed capital of US$100,000. In June 2020, new limited partners invested in the fund along with which US$24,318 was oversubscribed by the Group and was recorded as amount due from related party as of August 31, 2020. The amount was subsequently settled in October 2020.

(2)

Since April 2010, the Group began renting a large portion of a building owned by Metropolis for office space. In March 2012, Metropolis was acquired by a company wholly-owned by Mr. Yu, the Group’s executive chairman. As a result, Metropolis became a related party of the Group. As of August 31, 2020, the current and non-current amounts due from Metropolis were US$2,012 and US$1,564, respectively, which represented prepaid rent related to a short-term lease and deposit for the office space. The amount of the rental payments was determined based on the prevailing market rates and was duly approved by the Group’s board of directors.

(3)

In March 2012, MaxEn was established as a joint venture of the Company. As of August 31, 2020, amounts due from MaxEn was a loan provided by the Company with annual interest rate of 3.8% and an outstanding balance of US$2,921. The original period of this loan was 1 year.

(4)

In April 2016, the Group sold 51% equity interest of its fully-owned subsidiary, Dianshi Jingwei, through which Dianshi Jingwei became an equity method investee of the Group. As of August 31, 2020, amounts due from Dianshi Jingwei included five outstanding loans provided by the Group with annual interest rate of 10%. The loans were initially granted in 2018 but were extended several times and recorded as non-current assets as of August 31, 2020. During the three months ended of August 31, 2020, no interests were received by the Group. The extended loans were personally guaranteed by Mr. Yu and Mr. Yunhai Jia (“Mr. Jia”), the chief executive officer of Dianshi Jingwei.

According to the loan agreements, if Dianshi Jingwei defaults on the loan payments and interests, the Group has the right to convert the unpaid loans into Dianshi Jingwei’s equity interest.

(5)	As of May 31, 2020 and August 31, 2020, the balance in “others” included the receivables from and payables to long-term investees.
(6)	As of May 31, 2020 and August 31, 2020, the balance in “others” included the revenue and cost from long-term investees.

12.	COMMITMENTS AND CONTINGENCIES

Capital commitments

As of August 31, 2020, the future minimum capital commitments were as follows:

US$
Capital commitment for the purchase of property and equipment	4,610
Capital commitment for leasehold improvements	14,001

Long-term debt obligations

The Group’s long-term debt obligations are unsecured senior notes. The amounts include the corresponding interest payable. The expected repayment schedule of the unsecured senior notes have been disclosed in Note 7.

Contingent liabilities

The Group has been named in a number of lawsuits arising in its ordinary course of business. Although the outcome of those lawsuits are uncertain, the Group does not believe the possibility of loss is probable. The Group is unable to estimate a range of loss, if any, that could result if there would be an adverse decision, as such, and the Group has not accrued any liabilities.

13.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on U.S. GAAP amounts when making decisions about allocating resources and assessing performance of the Group. The Group identified seven operating segments, including K-12 AST, test preparation and other courses (formerly known as language training and test preparation courses), primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour, for the three months ended August 31, 2019 and 2020. K-12 AST, test preparation and other courses, previously referred as language training and test preparation, has been identified as a reportable segment. Online education, content development and distribution, overseas study consulting services, pre-school education, primary and secondary school education and study tour operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold.

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.

The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating cost and expenses, and operating income. Net revenues, operating cost and expenses, operating income, and total assets by segment were as follows:

For the three months ended August 31, 2019

	K-12 AST, test preparation and other courses	Others	Consolidated
	US$	US$	US$
Net revenues	949,730	122,047	1,071,777

Operating cost and expenses:
Cost of revenues	365,627	74,602	440,229
Selling and marketing	57,325	38,166	95,491
General and administrative	189,281	40,436	229,717
Unallocated corporate expenses	—	—	60,144

Total operating cost and expenses	612,233	153,204	825,581

Operating income (loss)	337,497	(31,157)	246,196

Segment assets	3,182,514	1,198,860	4,381,374

Unallocated corporate assets	—	—	1,686,861

Total assets	3,182,514	1,198,860	6,068,235

For the three months ended August 31, 2020

	K-12 AST, test preparation and other courses	Others	Consolidated
	US$	US$	US$
Net revenues	875,395	110,971	986,366

Operating cost and expenses:
Cost of revenues	387,404	77,462	464,866
Selling and marketing	62,606	54,046	116,652
General and administrative	156,557	46,927	203,484
Unallocated corporate expenses	—	—	51,059

Total operating cost and expenses	606,567	178,435	836,061

Operating income (loss)	268,828	(67,464)	150,305

Segment assets	3,847,696	1,518,060	5,365,756
Unallocated corporate assets	—	—	1,963,509

Total assets	3,847,696	1,518,060	7,329,265

14.	SUBSEQUENT EVENTS

COVID-19 has spread rapidly to many parts of China and other parts of the world in the first quarter of calendar year 2020. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Group’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may continue affect the Group’s business operation and its financial condition and operating results in the future periods of fiscal year 2021, including but not limited to negative impact to the Group’s total revenues, fair value adjustments or impairment to the Group’s long term investments.

On September 8, 2020, Koolearn Holding entered into a subscription agreement with the Company and another subscriber, pursuant to which the Company and the another subscriber conditionally agreed to subscribe for, and Koolearn Holding has conditionally agreed to allot and issue 51,680,000 and 7,752,000 new shares, respectively, at the subscription price of US$ 3.87 per subscription share (corresponding to approximately HK$30.00 per subscription share), for an aggregate subscription amount of US$230 million (corresponding to approximately HK$1,783 million).